UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposals for the Annual General Meeting of April 26, 2013

The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual General Meeting.

▪	Proposal of distribution to shareholders for financial year 2012 of CHF 0.75 per registered share (CHF 0.10 in cash, CHF 0.65 in shares)

▪	Increase of authorized capital to a maximum of CHF 6 million equivalent to 150 million registered shares; of this amount, 50 million registered shares are reserved for the stock dividend in 2013

▪
Increase of conditional capital, as part of the capital plan announced in July 2012, to a maximum of CHF 1.2 million equivalent to 30 million registered shares for the purpose of delivering shares as part of employee participation programs

▪	Consultative vote on the 2012 Compensation Report

▪	Proposed for election to the Board of Directors as new member is Mr. Kai S. Nargolwala

▪	Proposed for re-election to the Board of Directors are two current members: Mr. Jassim Bin Hamad J.J. Al Thani and Ms. Noreen Doyle

The proposals for election and re-election to the Board of Directors and the proposal of distribution to shareholders for the financial year 2012 have been previously announced on February 7, 2013.

The 2012 Annual Report will be available online from 07:00 CET on Friday, March 22, 2013.

Zurich, March 20, 2013 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting of April 26, 2013.

Distribution out of reserves from capital contributions*
As previously announced, the Board of Directors proposes for the financial year 2012 a combined distribution against reserves from capital contributions in cash of CHF 0.10 per registered share (cash dividend) and in the form of new shares (stock dividend).

The stock dividend will be distributed as follows: For every share that they own, shareholders will receive a non-transferable right to the acquisition, at no charge, of new shares in Credit Suisse Group AG. Following the distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors on April 25, 2013, and published on April 26, 2013 (before the exchange opens). The Board of Directors will set the subscription ratio so that the theoretical value of each right is around CHF 0.65.

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March 20, 2013 page 2/4

The new shares will be issued from authorized capital as proposed to the Annual General Meeting. If this proposal is approved, delivery of the new shares is planned for May 13, 2013, and the distribution of CHF 0.10 per registered share will be made on May 6, 2013.

Further information can be found in the Shareholder Information – Summary Document, which can be accessed at: www.credit-suisse.com/agm

Increase of authorized capital
The Board of Directors proposes to increase the authorized capital in order to service the 2013 stock dividend and to maintain financial flexibility in the course of further developing the business portfolio. The motion proposes to increase the authorized capital of CHF 1,034,316.48 (equivalent to 25,857,912 registered shares) by CHF 4,965,683.52 to a maximum of CHF 6,000,000 (equivalent to 150 million registered shares) and to extend the authorization by two years.

Of the amount of 150 million registered shares, 50 million registered shares are reserved exclusively for the stock dividend in 2013.

The authorization is limited to two years and expires on April 26, 2015.

Increase in conditional capital for employee shares
The Board of Directors proposes, as part of the capital plan announced in July 2012, that the current conditional capital for the purpose of delivering shares as part of employee participation programs be increased. As part of the capital plan announced in July 2012 to strengthen the regulatory capital position, certain deferred cash contingent rights were converted voluntarily by employees to 31 million in deferred equity awards. Credit Suisse Group AG would like to meet this obligation in a capital-efficient manner through issuing new shares from conditional capital.

For this reason, the Board of Director proposes to increase the current conditional capital for employee shares by CHF 1,093,621.32  (equivalent to 27,340,533 registered shares) to a maximum of CHF 1,200,000 (equivalent to 30 million registered shares).

Credit Suisse Group AG intends to resume its previous practice, which has been temporarily suspended in 2011, of meeting its obligations from deferred share-based employee compensation primarily through the acquisition of shares on the market once it has reached and exceeded its target of a 10% Look-through Swiss Core Capital ratio, which is expected by mid-2013.

2012 Compensation Report
Consistent with the practice in prior years, the 2012 Compensation Report, which forms part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting for a consultative vote.

Elections to the Board of Directors
For the Annual General Meeting of April 26, 2013 the Board of Directors of Credit Suisse Group AG proposes, as previously announced, that Kai S. Nargolwala be elected as a new member to the Board of Directors for the statutory term of three years. Kai S. Nargolwala is a member of the Board of Directors of Singapore Telecommunications Ltd., Singapore's largest publicly-listed company, and a Non-Executive Director of Prudential plc., a global financial services company headquartered in the UK.

Press Release
March 20, 2013 page 3/4

Proposed for re-election to the Board of Directors are the following two Board members, whose terms of office expire on the date of the 2013 Annual General Meeting:

Noreen Doyle, member of the Board of Directors since 2004 and member of the Risk Committee, for a term of three years.

Jassim Bin Hamad J.J. Al Thani, member of the Board of Directors since 2010, for a term of three years.

Invitation to the Annual General Meeting and publication of agenda
The invitation and agenda as well as a letter from the Chairman of the Board of Directors to shareholders are available from today on the Credit Suisse website at: www.credit-suisse.com/agm

2012 Annual Report
Credit Suisse Group AG’s 2012 Annual Report as well as its Corporate Responsibility Report and the enclosed Company Profile will be available from 07:00 CET on Friday, March 22, 2013 on the Credit Suisse website and can be ordered free of charge at: www.credit-suisse.com/annualreporting

* This press release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, shares of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. Further, it does not constitute a prospectus within the meaning of applicable Swiss law nor a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules.

Information
Media Relations Credit Suisse AG, Phone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, Phone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

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March 20, 2013 page 4/4

–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: March 20, 2013		Director